PERCEPTION CAPITAL CORP. II

3109 W 50th St., #207

Minneapolis, MN 55410

September 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik
Al Pivot
Jessica Ansart
Jane Park

	RE:	Perception Capital Corp. II (the “Company”)
Registration Statement on Form S-4
File No. 333-272880

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the Company hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-272880) to September 29, 2023 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this request. In addition, it is requested that Mr. Mies or Mr. Noel be notified of effectiveness by a telephone call and that such effectiveness also be confirmed in writing.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP